BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York  10286

May 1, 2020

BNY Mellon Investment Funds V, Inc.

240 Greenwich Street
New York, New York  10286

Re:       Expense Limitation – BNY Mellon Large Cap Growth Fund

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Large Cap Growth Fund (the "Fund"), a series of BNY Mellon Investment Funds V, Inc. (the "Company"), as follows:

Until May 1, 2021, BNYM Investment Adviser will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of none of its classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .90% of the value of the Fund's average daily net assets.  On or after May 1, 2021, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to May 1, 2021, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

                                                                        BNY MELLON INVESTMENT ADVISER, INC.

                                                                        By:  /s/ James Bitetto
                                           James Bitetto

                                                                               Secretary

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS V, INC.,

On Behalf of BNY Mellon Large Cap Growth Fund

By:  /s/ James Windels

       James Windels

       Treasurer